

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via Email
Don Leibowitz
Associate General Counsel
PSEG Power LLC
80 Park Plaza – T25
Newark, New Jersey 07102-4194

>   **Re: PSEG Power LLC**
>   **Registration Statement on Form S-3**
>   **Filed July 8, 2011**
>   **File No. 333-175397**
>
>   **Public Service Enterprise Group Incorporated**
>   **Public Service Electric and Gas Company**
>   **PSEG Power LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File Nos. 001-09120, 001-34232, 001-00973**

Dear Mr. Leibowitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please note that we will not accelerate effectiveness of this filing until all of the below comments regarding your Form 10-K for the fiscal year ended December 31, 2010 have been cleared by the staff. In this regard, please respond to those comments within ten business days.

Exhibit 5.1 Opinion of Counsel

2.   We note that counsel's opinion is limited to matters of law in the jurisdictions of the States of New Jersey and Delaware. Please have counsel expand his opinion to also opine on matters of law in the state governing the indenture, New York.

Item 8. Financial Statements and Supplementary Data, page 85

Consolidated Statements of Stockholders' Equity, page 93

3.   Please tell us your consideration of disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, and the accumulated balance for each classification of accumulated comprehensive income. Refer to ASC 220-10-45-12 and ASC 220-10-45-14.

Notes to Consolidated Financial Statements, page 104

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies, page 104

Materials and Supplies and Fuel, page 107

4.   Please tell us your consideration of disclosing the cost method you use to determine the value of fuel inventory. Refer to ASC 330-10-50-1.

Note 7. Long-Term Investments, page 119

5.   Please tell us your consideration of providing the disclosures required by ASC 325-20-50 for cost-method investments.

Note 9. Available-for-Sale Securities, page 123

6.   We note that you do not consider equity securities to be other-than-temporarily impaired and that unrealized losses are distributed over several hundred companies with limited impairment durations and a severity that is generally less than ten percent of cost. Please tell us your basis for concluding that you have the ability and intent to hold equity securities for a period of time sufficient to allow for recovery in market value given that the trust funds are managed by third-party investment advisors. Please refer to ASC 320-10-35-33 and ASC 320-10-S99. Please also tell us why you believe that you have the positive intent and ability to hold debt securities to maturity and it is not more likely than not that you will be required to sell the securities. Please discuss the contractual arrangements with your third-party investment advisors to the extent necessary. Please refer to ASC 320-10-35-33A through ASC 320-10-35-33I.

Note 12. Pension, Other Post Retirement Benefits (OPEB) and Savings Plans, page 126

7.   Please tell us your consideration of providing a reconciliation of the beginning and
        ending balances of the benefit obligation and fair value of plan assets, the funded status
        and the components of net periodic benefit cost for Power and PSE&G.

Note 13. Commitments and Contingent Liabilities, page 133

Environmental Matters, page 135

8.   We note your disclosure that you cannot predict the outcome of the Passaic River
        environmental matters and what further actions, if any, or the costs or the timing thereof,
        that may be required with respect to the matters or with respect to natural resource
        damages claims. Please tell us what consideration you gave to providing an estimate of
        reasonably possible losses or range of loss in excess of amounts accrued, and where you
        are unable to estimate the possible loss or range of loss providing a statement that such an
        estimate cannot be made. In addition, for those matters where you are unable to estimate
        the possible loss or range of loss, please tell us the procedures you undertake on a
        quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.
        Please refer to ASC 450-20-50.

Note 18. Stock Based Compensation, page 167

9.   We note that restricted stock, restricted stock unit awards and performance unit awards
        earn dividend equivalents. Please tell us whether dividend equivalents credited to
        unvested awards are forfeitable and your assessment of applicability of the two-class
        method of computing earnings per share. Please refer to ASC 260-10-45-61A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Act of 1933, the
Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

Don Leibowitz
PSEG Power LLC
August 4, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

James Allegretto
Senior Assistant Chief Accountant

cc: James O'Connor
        Sidley Austin LLP
        Via Email